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                            Michael T. Williams, Esq.
                              2503 W. Gardner Ct.
                                 Tampa FL 33611
                              Phone: 813.831.9348
                                Fax: 813.832.5284
                         e-mail: wmslaw@tampabay.rr.com


                                  November 1, 2002


UgoMedia Interactive Corporation
0011-123 St. NW, Suite 2303
Edmonton, Alberta, Canada

                               Via e-mail and fax

Re:  Engagement Agreement

Dear Sirs:

     This letter sets forth the terms by which I shall be engaged in connection with matters described below. I agree that the terms and conditions of the engagement shall be as set forth in this letter.

     1. Engagement. I have been engaged as special counsel for UgoMedia Interactive Corporation ("Company") for a six month period commencing November 1, 2002.

     The engagement shall be limited to assistance in the following matters:

          - The preparation of a Forms 10K-SB, 10Q-SB, and 8-K for transactions not involving mergers or change in control
          -    The preparation of Forms 3, 4, 5, and 13D/G
          -    The preparation of 144 opinions
          - Availability to respond to general business law questions

     2. Fees, Costs and Expenses. My fee shall be 150,000 shares of Common Stock of the Company, which you agree to register on Form S-8 as soon as possible.

     3. Arbitration of Any Disputes. It is agreed that any dispute arising out of this Agreement, or my representation of you, shall be resolved by binding arbitration in Tampa Florida by the American Arbitration Association or the Legal Fee Arbitration Committee of the Hillsborough County Bar Association at my election. However, notwithstanding the foregoing, I may elect to collect amounts owed for services rendered and costs incurred through suit in any court of competent jurisdiction.
If I elect to sue in court, any counterclaim shall still be subject to arbitration as described above.

     4. Conflicts of Interest. It is recognized that I am not in a position to represent conflicting interests of different clients. Upon accepting any new client or new matter, I will attempt to determine whether the engagement would present a conflict with any other matters pending for any other client. Based upon my review, I have no conflict. Conflicts between the interests of various clients may be discovered after the engagement is undertaken or may develop during the representation.
Upon the discovery of any such conflict of interest, I will immediately inform you of the conflict and will endeavor to work with you toward a resolution which is acceptable. However, if the conflict can be resolved only by my withdrawing as your counsel, my obligation to you as a result shall be limited solely to working with you to find an acceptable replacement. In such event, I shall be entitled to be compensated for all services performed, including time spent working with you to resolve the conflict, in accordance with this agreement.

                               Sincerely,

                              /s/  Michael  T.  Williams
                             ----------------------------------
                              Michael  T.  Williams,  Esq.

The above is understood and agreed to:

Ugomedia Interactive  CORPORATION


By  /s/  Aldo Rotondi, President
--------------------------------------
   Aldo Rotondi, President